Exhibit 99.1

USA TECHNOLOGIES, INC.

INSTRUCTIONS AS TO USE OF
SUBSCRIPTION RIGHTS CERTIFICATES

The following instructions relate to a rights offering (the “Rights Offering”) by USA Technologies, Inc., a Pennsylvania corporation (“USA”), to the holders of its common stock and two participating warrant holders of USA, as described in USA’s prospectus dated _________, 2009 (the “Prospectus”). Each holder of record of common stock at the close of business on __________, 2009 (the “Record Date”) and the two participating warrant holders will receive a subscription right (the “Subscription Right”) for each share of common stock held (or deemed to be held) by it at the Record Date. Subscription Rights exercisable into an aggregate of _________ shares of common stock of USA (“Shares”) and _________ warrants to purchase Shares (“Warrants”), initially exercisable at $____ per Share, are being distributed in connection with the Rights Offering. Each whole Subscription Right is exercisable, upon payment of $____ in cash (the “Subscription Price”), to purchase one Share and one Warrant (the “Basic Subscription Right”). In addition, each Subscription Right also carries the right to subscribe at the Subscription Price for additional Shares and Warrants (to the extent available, and subject to proration) (the “Oversubscription Right”). See “The Rights Offering” in the Prospectus.

No fractional Subscription Rights or cash in lieu thereof will be issued or paid. Fractional Subscription Rights will be rounded to the nearest whole number.

The Subscription Rights will expire at 5:00 p.m., Eastern Time, on ________, 2009 (as may be extended, the “Expiration Date”).

The number of Subscription Rights to which you are entitled is printed on the face of your Subscription Certificate. You should indicate your wishes with regard to the exercise of your Subscription Rights by completing the appropriate section on the back of your Subscription Certificate and returning the Subscription Certificate to the Subscription Agent in the envelope provided.

Warrants that are issued pursuant to the exercise of the Basic and Oversubscription Rights are exercisable at $____ per Share, subject to adjustment, to purchase Shares at a rate of one such Warrant for each Share purchased pursuant to the exercise of the Basic Subscription Right and Oversubscription Right. Each Warrant will entitle you to purchase one Share, subject to adjustments. See “The Rights Offering” in the Prospectus.

Your Subscription Certificate must be received by the Subscription Agent, or guaranteed delivery requirements with respect to your Subscription Certificates must be complied with, on or before the Expiration Date. Payment of the Subscription Price of all Subscription Rights exercised, including Subscription Rights pursuant to the Oversubscription Right, including final clearance of any checks, must be received by the Subscription Agent on or before the Expiration Date. Once you exercise your Subscription Rights, you cannot revoke the exercise of such Subscription Rights. In case you hold Subscription Rights through a broker or other nominee, you should verify with your broker or nominee by when you must deliver your instruction. See also Section 10 below.

1.             Subscription Rights. To exercise Subscription Rights, complete your Subscription Certificate and send your properly completed and executed Subscription Certificate, together with payment in full of the Subscription Price for each Share and Warrant subscribed for pursuant to the Basic Subscription Right and the Oversubscription Right, to the Subscription Agent. The method of delivery of the Subscription Certificate and the payment of the Subscription Price to the Subscription Agent is at your election and risk. If you send your Subscription Certificate and payment by mail, then they should be sent by registered mail, properly insured. All payments must be made in United States dollars by check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, or by wire transfer, in each case, payable to American Stock Transfer FBO USA Technologies, Inc.

2.             Acceptance of Payments. Payments will be deemed to have been received by the Subscription Agent only upon the (i) clearance of an uncertified check; (ii) receipt by the Subscription Agent of a certified or cashier’s check or bank draft drawn upon a United States bank or of a postal, telegraphic or express money order; or (iii) receipt by the Subscription Agent of confirmation from its bank that a wire transfer has been received. Funds paid by uncertified personal check may take several business days to clear. Accordingly, if you wish to pay the subscription price by uncertified personal check, then you should make payment sufficiently in advance of the expiration date of the Rights Offering to ensure its receipt and clearance by that time. To avoid disappointment caused by a failure of your subscription due to your payment not clearing prior to the expiration date, we urge you to consider payment by means of certified or cashier’s check or money order. It is highly recommend that if you intend to pay the Subscription Price by personal check, then your subscription payment should be received by the Subscription Agent no later than five business days prior to the Expiration Date. If your check does not clear before the Expiration Date, then you will not receive any Shares or Warrants, and USA’s only obligation will be to return your subscription payment, without interest or deduction.

3.             Procedures For Guaranteed Delivery. If you wish to exercise your Subscription Rights, but you will not be able to deliver your Subscription Rights certificate to the Subscription Agent prior to the Expiration Date, then you may nevertheless exercise the Subscription Rights if (a) before the Expiration Date, the Subscription Agent receives: (i) payment for the number of Shares and Warrants you subscribe for pursuant to your Basic Subscription Right and, if applicable, your Oversubscription Right; and (ii) a guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Agent of the Subscription Certificate evidencing the Subscription Rights to be exercised within three (3) trading days following the date of that notice; and (b) within this three (3) trading day period, the Subscription Agent receives the properly completed Subscription Certificate. You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the Subscription Certificate. In addition, eligible institutions may deliver the notice of guaranteed delivery to the Subscription Agent by facsimile transmission (facsimile number +1-718-234-5001). To confirm facsimile deliveries, call +1-718-921-8317 or toll-free +1-877-248-6417. Banks, brokers and other nominee holders of Subscription Rights who exercise the Basic Subscription Right and the Oversubscription Right on behalf of beneficial owners of Subscription Rights will be required to certify to the Subscription Agent and USA as to the aggregate number of Subscription Rights that have been exercised, and the number of Shares and Warrants that are being subscribed for pursuant to the Oversubscription Right, by each beneficial owner of Subscription Rights (including such nominee itself) on whose behalf such nominee holder is acting. In the event such certification is not delivered in respect of a Subscription Certificate, the Subscription Agent shall for all purposes (including for purposes of any allocation in connection with the Oversubscription Right) be entitled to assume that such certificate is exercised on behalf of a single beneficial owner. If more Shares and Warrants are subscribed for pursuant to the Oversubscription Right than are available for sale, Shares and Warrants will be allocated among beneficial owners exercising the Oversubscription Right in proportion to such owner’s exercise of Subscription Rights pursuant to the Basic Subscription Right.

4.             Contacting the Subscription Agent. The addresses of the Subscription Agent are as follows:

By Mail/Overnight Courier:	By Hand:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 59 Maiden Lane New York, New York 10038

5.             Partial Exercises; Effect of Over- and Under-Payments. If you exercise less than all of the Subscription Rights evidenced by your Subscription Certificate, the Subscription Agent will issue to you a new Subscription Certificate evidencing the unexercised Subscription Rights. However, if you choose to have a new Subscription Certificate sent to you, you may not receive any such new Subscription Certificate in sufficient time to permit exercise of the Subscription Rights evidenced thereby. If you do not indicate the number of Shares and Warrants to be subscribed for on your Subscription Certificate or notice of guaranteed delivery (as applicable), or if you indicate a number of Shares and Warrants that does not correspond with the aggregate Subscription Price payment you delivered, you will be deemed to have subscribed for the maximum number of Shares and Warrants that may be subscribed for, under both the Basic Subscription Right and the Oversubscription Right, for the aggregate Subscription Price you delivered. If we do not apply your full Subscription Price payment to your purchase of Shares and Warrants, then we will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the Expiration Date. If you subscribe for fewer than all of the Shares and Warrants represented by your Subscription Certificate, then the unexercised Subscription Rights will become null and void on the Expiration Date.

6.             Delivery of Share Certificates, Etc. The following deliveries and payments to you will be made to the address shown on the face of your Subscription Certificate unless you provide instructions to the contrary on the back of your Subscription Certificate:

(a)       Basic Subscription Right. As soon as practicable after the Expiration Date, the Subscription Agent will mail to each validly-exercising Subscription Rights holder certificates representing Shares and Warrants purchased pursuant to the Basic Subscription Right.

(b)       Oversubscription Right. As soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected and taking into account any delays or extensions in closing the oversubscription purchases, the Subscription Agent will mail to each Subscription Rights holder who validly exercises the Oversubscription Right the number of Shares and Warrants allocated to such Subscription Rights holder pursuant to the Oversubscription Right.

(c)       Excess Payments. If you exercised your Oversubscription Right and are allocated less than all of the Shares and Warrants for which you wished to oversubscribe, then your excess Subscription Price payment for Shares and Warrants that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the Expiration Date. USA will deliver to the holders of record who purchase Shares and Warrants in the Rights Offering certificates representing the Shares and Warrants that you purchased as soon as practicable after the completion of the Rights Offering and after all pro rata allocations and adjustments have been made.

7.             Execution.

(a)       Execution By Registered Holder. The signature on the Subscription Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Certificate without any alteration or change whatsoever. Persons who sign the Subscription Certificate in a representative or other fiduciary capacity must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

(b)       Execution By Person Other Than Registered Holder. If the Subscription Certificate is executed by a person other than the holder named on the face of the Subscription Certificate, proper evidence of authority of the person executing the Subscription Certificate must accompany the same unless the Subscription Agent, in its discretion, dispenses with proof of authority.

(c)       Signature Guarantees. Your signature must be guaranteed by an Eligible Guarantor Institution if you specify special payment or delivery instructions.

8.             Method Of Delivery. The method of delivery of Subscription Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Subscription Rights holder. If sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent prior to the Expiration Date.

9.             No Revocation. If you exercise any of your Basic or Oversubscription rights, you will not be permitted to revoke or change the exercise or request a refund of monies paid.  You should not exercise your Subscription Rights unless you are sure that you wish to purchase additional Shares and Warrants at the subscription price.  Once you exercise your Subscription Rights, you cannot revoke the exercise of such Subscription Rights even if you later learn information that you consider to be unfavorable and even if the market price of our common stock is below the subscription price.

10.           Questions and Request for Additional Materials. For questions regarding the Rights Offering, assistance regarding the method of exercising Subscription Rights or for additional copies of relevant documents, including a notice of guaranteed delivery and related instructions, please contact the Information Agent, MacKenzie Partners, Inc., at:

105 Madison Avenue
New York, NY 10016
Collect:  +1-212- 929-5500
Toll-free:  +1-800-322-2885
Email: usatrights@mackenziepartners.com